Exhibit 99(c)(6)

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Confidential Preliminary Draft – For Discussion Purposes Only

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Presentation to Special Committee

27 April 2005

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Table of Contents

Section 1	Summary of Proposal

Section 2	Sector and Business Trends

Section 3	Transaction Price Considerations

Section 1

Summary of Proposal

Summary of Proposal

Transaction Rationale

•                  The Controlling Shareholders and The Carlyle Group have offered to buy 100% of the public shares of Insight for a price of $10.70 per share

•                  Full and fair price

•                  Stock hasn’t traded above $10.70 offer price since January of 2004(1)

•                  30% premium to LTM low price of $8.22

•                  11% premium to day prior price and 17% premium to six and twelve month average prices

For Current Public Shareholders

•                  Attractive economic proposal

•                  Offer price exceeds highest trading price in more than a year(1)

•                  Offer price above consensus target price, adjusted for time value

•                  Implied valuation multiples are compelling versus those of other cable companies

•                  Only practical alternative is to continue as a publicly traded entity, as controlling shareholders are not sellers

•                  Immediate liquidity

•                  100% cash offer enables shareholders to achieve immediate liquidity

•                  Limited trading volume historically; would take the top 5 shareholders at least 7 months to liquidate their holdings assuming they represent all of the volume sold

•                  Certainty of value

•                  Insulated from impact of potential partnership dissolution

•                  Insulated from continued negative sentiment toward sector

For Management

•                  Provides management with more time and resources to focus on operating the business

•                  Allows management to make long-term investment decisions without being concerned about meeting quarterly consensus expectations

Note

(1).  As of March 4, 2005, the last trading day before the offer

Section 2

Sector and Business Trends

Sector and Business Trends

Cable Sector Challenges

•                  The cable sector is experiencing intense and growing competition in all aspects of its business

•                  Maturation of basic video business

•                  Continued loss of basic subscribers to DBS players

•                  Increased competitive pressure from RBOCs and “overbuilders”

•                  Reliance on highly competitive broadband and voice services for future growth

•                  Ongoing introduction of disruptive technologies

Industry:

“Cox is facing intensifying competition from existing well financed competitors, including regional bell operating companies, satellite video providers and alliances of telephony, video and high-speed data service providers, which are competing on pricing and services, whether offered individually or as bundled packages” Cox 14-D, Nov. 2004

RBOCs:

“We believe the construction of fiber-to-the-premises by the RBOCs could intensify the competitive landscape in both the video and high-speed Internet markets and depress cable valuations” Citigroup, 02/03/05

“Over time, the biggest challenge to the cable industry’s strong position in the digital home will come from the regional Bells. Verizon, SBC and BellSouth are all in various stages of rolling out video systems over new fiberoptic networks” Barrons, 03/07/05

DBS:

“We believe the use of an aggressive pricing strategy by the DBS players could hamper unit growth and pressure cash flow margins for cable MSOs” Citigroup, 02/03/05

“DBS has continued to add subscribers at a faster pace in each of the last four quarters even though the cable bundle has been available for some time” Lehman Bros. 03/07/05

Market Environment

•                  The cable industry is expected to continue to lose share in its core video business to DBS operators and their RBOC partners

•                  Competition is expected to be intense in areas on which the industry will rely heavily for future growth

Market Share of Multi-Channel Households (1)

	2003	2004	2005	2006	2007	2008	2009	2004-2009 CAGR
Cable	72.2	69.8	67.4	65.1	62.7	61.0	59.7	(3.1%)
DBS	22.6	24.8	26.7	28.0	28.8	29.4	29.8	3.7%
RBOC	0.0	0.4	1.0	2.1	3.7	4.8	5.8	70.7%
Other	5.3	5.1	5.0	4.9	4.8	4.7	4.7	(1.6%)

Broadband Unit Net Adds(2)

	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
DSL Net Adds (3)	39.2	38.6	44.6	49.8	52.8	44.5	52.1
Cable Modem Net Adds (4)	60.8	61.4	55.4	50.2	47.2	55.5	47.9

Notes

(1).       Based on CSFB equity research from January 2005

(2).       Based on Morgan Stanley equity research from April 2005

(3).       DSL net adds include SBC, Verizon, BellSouth, Qwest, Cincinnati Bell, Commonwealth, CenturyTel, and Sprint

(4).       Cable net adds include Aldelphia, Cablevision, Charter, Comcast, Cox, Insight, Time Warner and Others

Sector and Business Trends

Historical Valuation and Price Performance(1)

•                  Investors remain concerned and unconvinced about cable’s prospects and ultimate position in the broader competitive communications landscape

•                  Current level of direct competition among different sectors of the communications industry is unprecedented in its intensity

Indexed Price Performance (Equal-Weighted)

Last Twelve Months Ending 3/4/05

Chart tracking the indexed price performance (equal weighted) for the groups listed below for the twelve month period from March 4, 2004 through March 4, 2005:

Net Changes
Cable(2)	(14.3%)
Cable Adjusted(3)	(19.6%)
DBS/Echostar	(15.5%)
RBOC(4)	(6.4%)
S&P 500	5.8%

Source   FactSet

Median Cable Aggregate Value/NTM EBITDA(5)

1Q00	13.7
1Q01	14.5
1Q02	13.3
1Q03	9.7
1Q04	9.9
3/4/05	9.3
Current (6)	9.0

Source         FactSet, Company filings and projections from selected equity research analysts

Notes

(1).       Market data as of Friday, March 4, 2005

(2).       Cable includes Cablevision, Charter, Comcast, Cox, Insight, and Mediacom

(3).       Cable Adjusted excludes Cox

(4).       RBOC includes BellSouth, SBC, and Verizon

(5).       Reflects NTM (next twelve months) EBITDA multiples for Cablevision, Charter, Comcast, Cox, Insight, and Mediacom.  Multiples based on 3/31 balance sheet information.  Stock prices for period based on 3-month trailing volume weighted-average share price.  3/4/05 aggregate values based on 4Q04 balance sheet data and share price as of March 4, 2005.  Cable aggregate values exclude value ascribed to unconsolidated subsidiaries and non-cable assets.  Multiples are based on estimated cable EBITDA

(6).       Cablevision, Charter and Comcast as of 4/26/05.  Insight and Mediacom as of 3/4/05

Sector and Business Trends

Position of Insight’s Business

•                  While Insight’s current business is solid, there are a number of factors relating to its market position and future prospects that need to be considered to justify the $10.70 offer price

Positives

•                  Attractive asset base

•                  High quality broadband network

•                  Clustered markets

•                  Experienced management team addressing competitive threats by increasing focus on marketing and customer service

•                  Solid historical revenue growth

Considerations

•                  Lacks scale of larger MSOs

•                  Uncertainty surrounds Comcast arrangement

•                  Has lagged the industry in penetration/uptake of new services

•                  A significant portion of Insight’s new growth will likely come from HSD and telephony, where competition is intense

Section 3

Transaction Price Considerations

Transaction Price Considerations

Insight Price Performance

Last Twelve Months Ending March 4, 2005

•                  Offer price exceeds highest trading price in more than a year and represents an attractive premium

Implied Premium to Average Price		$10.70

1 Day Prior	$9.68	11%
6 Months	$9.13	17%
1 Year	$9.16	17%
LTM High	$10.44	2%
LTM Low	$8.22	30%

Source         FactSet

Price and Volume Analysis

Chart tracking the daily movement of Insight’s share price and trading volume for the twelve month period from March 4, 2004 through March 4, 2005:

DATE	INSIGHT SHARE PRICE	VOLUME
3/4/04	$9.89	420,177
5/14/04	$9.15	579,396
7/28/04	$8.85	164,604
10/7/04	$8.86	192,490
12/17/04	$8.42	561,772
3/4/05	$9.68	271,327

•         12/7/04—period low price of $8.22 and trading volume of 442,237

•         2/7/05—period high price of $10.44 and trading volume of 243,539

Source         FactSet

Trading Volume Distribution Analysis

•                  During the twelve month period preceding the March 4th offer, Insight’s trading volume equaled its float, with nearly 90% of shares trading below $9.80

•                  Nearly 40% of shares traded below $9.00

•                  No shares traded above the $10.70 offer price

Insight Trailing Twelve Month Trading Data Ending March 4, 2005(1)

Price Range ($)	% of Total Shares Traded
	During the last 12 months	During the last 6 months	During the last 3 months
8.20 – 8.59	10	17	14
8.60 – 8.99	27	23	2
9.00 – 9.39	32	22	19
9.40 – 9.79	17	22	38
9.80 – 10.19	11	11	19
10.20 – 10.59	2	4	7

	Volume Traded(2)
	Shares Outstanding(3)	Float(4)
Last 3 Months	23.70%	28.17%
Last 6 Months	39.66%	47.13%
Last 12 Months	88.14%	104.76%

Source         FactSet

Notes

(1).       Trailing twelve month data as of March 4, 2005

(2).       Analysis assumes portion of trades are double-counted in the volume information provided from NASDAQ

(3).       Based on total shares outstanding of 59.4MM on December 31, 2004

(4).       Based on Class A shares outstanding of 50.9MM on December 31, 2004

Shareholder Illiquidity Analysis

•                  Analysis suggests it would take the top five shareholders at least 7 months to completely liquidate their holdings assuming no other shareholders are selling

As of 12/31/2004

			Trading Days to Liquidation Based on 26 Week Avg. Volume(2)(3)
Investor	Shares	% of Total (1)	Days	Cumulative

Wallace R. Weitz & Co.	8,511,962	14.3%	46	46

Eubel Brady & Suttman Asset Management, Inc.	6,590,103	11.1%	35	81

Westport Asset Management, Inc.	4,895,105	8.2%	26	107

Dimensional Fund Advisors, Inc.	3,465,930	5.8%	19	126

Barclays Global Investors, N.A.	3,460,047	5.8%	19	144

Columbia Wanger Asset Management LP	2,980,000	5.0%	16	160

Royce & Associates LLC	1,711,600	2.9%	9	169

Granahan Investment Management, Inc.	1,256,140	2.1%	7	176

Capital Guardian Trust Co.	1,132,670	1.9%	6	182

Jennison Associates LLC	1,100,700	1.9%	6	188

Notes

(1).       Based on total shares outstanding of 59.4MM on December 31, 2004

(2).       Based on average volume during period indicated prior to March 4, 2005.  Analysis assumes portion of trades are double-counted in the volume information provided from NASDAQ

(3).       Average daily volume of 243,044

Valuation Observations

•                  At the $10.70 offer price, the implied valuation multiples are compelling

•                  Discount to major MSOs is warranted given relative strategic position, operating performance and historical trading

•                  Premium to Mediacom

•                  Offer price is well above the median analyst price target, adjusted for time value

•                  We do not believe there are any publicly-traded companies that are good comparables to Insight

•                  Regional player / not a major MSO

•                  While the major MSOs are useful benchmarks, they are distinguished from Insight in a number of important ways:

•                  Scale advantages, including certainty of programming discounts

•                  More diversified

•                  Better growth and product penetration

•                  Investors, however, continue to refer to Mediacom as Insight’s closest comparable

Multiples Analysis (1)

	Cable AV / ‘05E EBITDA
	Low	High

Comcast (2)	9.5	9.6
Cablevision (2)	8.2	9.1
Charter(3)	9.9	9.9

Mediacom (4)	8.7	8.7

Insight (5)	9.0	9.2

Notes

(1).       Based on prices as of April 26, 2005 for Comcast, Cablevision, and Charter.  Cable EBITDA metrics based on selected equity research projections, unless otherwise noted.  Cable aggregate values exclude value of unconsolidated subsidiaries and non-cable assets

(2).       “High” and “Low” based on range of analyst estimates for value of unconsolidated subsidiaries and non-cable assets

(3).       Calculated using accreted value of debt from 10-K.  Using market value of debt, Cable AV/ ‘05E EBITDA multiple is 8.8x

(4).       Based on “unaffected” share price on March 4, 2005

(5).       Based on estimates from Insight management and offer price of $10.70.  “High” and “Low” reflect range implied by No Video Subscriber Growth budget and 2% Video Subscriber Growth budget.  Insight valuation based on Insight’s proportionate interest in Insight Midwest

Transaction and Value Certainty for Shareholders

•                  Transaction certainty that buyers could complete transaction

•                  Offer is supported by committed financing from The Carlyle Group (over $25 billion under management)

•                  No regulatory delays are expected

•                  Value certainty

•                  Insulated from risk that value of holdings will change due to swings in investor sentiment toward sector or broader market

•                  Insulated from reaction related to prospect of partnership dissolution with Comcast

•                  Risk of being sub-scale

•                  Increase in programming costs and loss of management fee

•                  Research community is increasingly focused on the event and attempting to estimate the value of Insight’s shares in the context of a dissolution

•                  Two analysts(1) have estimated the share price, adjusted for a dissolution, at roughly $8.00 - $9.50

Note

(1).       Estimates from Tradition Asiel (2/17/05) and Citigroup (3/16/05)